December 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ms. Irene Paik

Re:	Bitdeer Technologies Group
Registration Statement on Form F-3 (File No. 333-283732)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time on December 18, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Registrant will promptly notify you of the change, in which case the Registrant may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Registrant or by any attorney from the Registrant’s U.S. counsel, Cooley LLP.

If you have any questions regarding this request and to provide notice of effectiveness, please contact Reid S. Hooper by phone at +1 202 776 2097 or via email at rhooper@cooley.com or Will H. Cai by phone at +852 3758 1210 or via email at wcai@cooley.com.
Very truly yours,

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chairman of the Board and Chief Executive Officer

cc:	Linghui Kong, Chief Business Officer, Bitdeer Technologies Group
Will H. Cai, Esq., Cooley LLP
Reid S. Hooper, Esq., Cooley LLP